1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

November 6, 2015

VIA EDGAR

Mr. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Reaves Utility Income Fund (the “Fund”)
Registration Statement on Form N-2
File Numbers 333-207264; 811-21432

Dear Ms. Rossotto:

This letter responds to telephonic comments on the Fund’s registration statement on Form N-2 filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2015 (the “Registration Statement”).  The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.  We have reproduced your comments below, followed by our responses.  Changes to the Registration Statement noted below will be reflected in a pre-effective amendment to the Registration Statement filed with the SEC (the “Amendment”).  Capitalized terms not defined herein shall have the meanings set forth in the Registration Statement.

1.	Comment: On the Cover Page of the Prospectus, please disclose the formula for determining the subscription price.

Response:  The disclosure has been revised accordingly.

2.	Comment: Please state whether the Fund experienced any changes in investment strategy when it changed from being a non-diversified fund to a diversified fund and update the disclosure in the Registration Statement, as appropriate.

Response:  We hereby confirm that the Fund did not experience any changes in investment strategy when it changed from being a non-diversified fund to a diversified fund.

3.	Comment: On the Cover Page of the Prospectus, please provide the estimated subscription price and confirm that the subscription price will be below the net asset value per common share on the Expiration Date.

Response: The disclosure has been revised accordingly.  We hereby confirm that the subscription price will be below the net asset value per common share on the Expiration Date.

4.	Comment: The Staff requests that the Fund confirm that missing or bracketed information in the Registration Statement will be included in subsequent filings.

Response: We hereby confirm that all missing or bracketed information will be included in subsequent filings.

5.	Comment: On the Cover Page of the Prospectus, please revise the first sentence of footnote (2) to clarify that offering expenses associated with the Offer “payable by the Fund” will be indirectly paid by the Fund’s shareholders.

Response: The disclosure has been revised accordingly.

6.	Comment: The Staff notes that the Cover Page of the Prospectus states that the Fund’s “common shares are currently trading at a [premium]/[discount] to their net asset value.” Please disclose the Fund’s current premium or discount to net asset value.

Response: The disclosure has been revised accordingly.

7.	Comment: Please revise the Cover Page of the Prospectus to state that common shareholders will experience an immediate dilution of the net asset value of their common shares because they will indirectly bear the expenses of the Offer.

Response: The disclosure has been revised accordingly.

8.	Comment: Please confirm that the Fund’s investment objective, strategies and policies are accurately disclosed in the Registration Statement. Please supplementally confirm that the Registrant has considered whether the Portfolio’s use of derivatives and related disclosure is appropriate (See Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010)).

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley
Washington DC    EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

Response: We hereby confirm that the Fund has considered and determined that its investment objective, strategies and policies are accurately disclosed in the Registration Statement.  We have also reviewed the Fund’s use of derivatives and related disclosure and made changes, as appropriate.

9.	Comment: The Staff notes that the “Prospectus Summary—Use of leverage” section of the Prospectus states that the Fund has no present intention of issuing preferred shares. However, the Fund did so during the period of 2004 to 2010. Please revise the disclosure to state that, although the Fund has no present intention of issuing preferred shares, it has done so in the past and may do so in the future.

Response: The disclosure has been revised accordingly.

10.	Comment: Under the “Prospectus Summary—Use of leverage” section of the Prospectus, please clarify that the use of leverage by Reaves and ALPS creates a conflict of interest between them and the Fund’s shareholders rather than “may” create a conflict of interest between them and the Fund’s shareholders.

Response: The disclosure has been revised accordingly.

11.	Comment: Under the “Prospectus Summary—Distributions” section of the Prospectus, please clarify that the Fund’s order issued by the SEC from Section 19(b) and Rule 19b-1 under the 1940 (the “Order”) allows the Fund to employ a managed distribution plan rather than stating the Order “would allow” the Fund to employ a managed distribution plan.

Response: The disclosure has been revised accordingly.

12.	Comment: Under the “The Offer—Terms of the Offer” section of the Prospectus, please fill in the percentage amount in which the Fund’s common shares outstanding will increase if all of the Rights are exercised in the primary subscription.

Response: The disclosure has been revised accordingly.

13.	Comment: The Staff notes that the “Use of Proceeds” section of the Prospectus states that investment of the proceeds of the Offer “is expected to be substantially completed within three months; however, the identification of appropriate investment opportunities pursuant to the Fund’s investment style or changes in market conditions may cause the investment period to extend as long as six months.” Please explain why the investment of proceeds may take longer than three months. See Item 7.2 of Form N-2 and Guide 1 to Form N-2.

Response: The Fund expects to invest all or substantially all of the proceeds of the Offer within three months of the receipt of such proceeds. We have revised the disclosure to state there may be a delay of no more than six months due to adverse market conditions.

14.	Comment: The Staff notes that the “Risk Factors—Legislation and Regulatory Risk” section of the Prospectus discloses certain risks related to the Volcker Rule, but then notes the Fund does not currently anticipate that the Volcker Rule will adversely affect it. Please consider deleting this risk disclosure.

Response: We have deleted the disclosure accordingly.

15.	Comment: Please supplementally confirm that if any investment practice discussed under the “Additional Investment Information and Restrictions—Certain Investment Techniques” section of the Statement of Additional Information (“SAI”) (e.g., credit derivatives and swaps) could be considered material or might affect an investor’s decision to invest in the Fund, that such practices are also disclosed in the Prospectus. Additionally, please state whether the Fund has changed its investment strategy with respect to these investment techniques since the Fund’s last rights offering.

Response: We hereby confirm that any investment practice that is discussed in the SAI that could be considered material or might affect an investor’s decision to invest in the Fund is also disclosed in the Fund’s Prospectus.  We hereby further confirm that the Fund has not changed its investment strategy with respect to these investment techniques since the Fund’s last rights offering.

16.	Comment: Under the “Additional Investment Information and Restrictions—Certain Investment Techniques—Credit Derivatives” section of the SAI, please confirm and state that the Fund will cover the full notional amount of its obligations when it sells a credit default swap.

Response: The disclosure has been revised accordingly.  To the extent that the Fund sells a credit default swaps, it will segregate assets to cover the full notional amount of any obligation under a credit default swap.

17.	Comment: Under the “Investment Advisory and Other Services—Administrative Services” section of the SAI, please provide the dollar amount paid by the Fund to ALPS under the Administration Agreement for the fiscal year ended October 31, 2015. Alternatively, please supplementally explain why such information is not available.

Response: The disclosure has been updated to include this information.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526.  Thank you.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai